Exhibit 99.1
Suntech Prices US$500 Million Convertible Senior Notes
WUXI, China, March 12, 2008/Xinhua-PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) announced today the pricing of US$500 million of 3.00% Convertible Senior Notes due 2013 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). Suntech also granted the initial purchasers a 30-day option to purchase up to an additional US$75 million of the notes to cover over-allotments, if any. The notes will pay cash interest semiannually at a rate of 3.00 percent per annum and in certain circumstances, will be convertible into cash, American depositary shares (“ADSs”) representing Suntech’s ordinary shares, or a combination of cash and ADSs, at Suntech’s election. The initial conversion rate, subject to adjustment, is 24.3153 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of approximately US$41.13 per ADS). The sale of the notes is expected to close on March 17, 2008.
Suntech currently expects to use approximately US$300 million of the net proceeds from the offering of the notes for procuring upstream supplies and the balance for production capacity expansion and new technology commercialization. Suntech will use any additional net proceeds received from the initial purchasers’ exercise of their option to purchase additional notes, if any, for general corporate purposes and for potential acquisitions of, or investments in, businesses and technologies that it believes will complement its current operations and its expansion strategies.
The convertible senior notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes have not been registered under the Securities Act or the securities laws of any other jurisdiction. Suntech will file a shelf registration statement for resale of the notes and Suntech’s ordinary shares represented by the ADSs, if any, issuable upon conversion of the notes and use its reasonable best efforts to cause such registration statement to become effective under the Securities Act by the 180th day after the notes are issued. Unless they are registered, these notes may be offered or sold only in transactions that are exempt from registration under the Securities Act and the securities laws of any other jurisdiction.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the notes will be made only by means of a private offering memorandum.
Forward Looking Statements
This press release contains forward-looking statements. The matters discussed herein, including Suntech’s intention to complete the notes offering, are based on current management expectations. Completion of the proposed notes offering is subject to market conditions and other factors.
For more information, please contact:
In China:
Rory Macpherson
Investor Relations Manager
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8922
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com